As filed with the Securities and Exchange Commission on November 13, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Planet Payment, Inc.
(Name of Subject Company (Issuer))
Fintrax US Acquisition Subsidiary, Inc.
(Offeror)
A wholly owned subsidiary of
Franklin UK Bidco Limited
(Parent of Offeror)

Common Stock, par value $0.01 per share
Series A Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
U72603118
(CUSIP Number of Class of Securities)
John Glynn
Group General Counsel
Fintrax Group Holdings Limited
Martin House, Galway Business Park
Dangan, Galway, H91A06C, Ireland
Tel: +353 91 558255
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$257,735,009	$32,089
(1)
Estimated solely for purposes of calculating the filing fee. The transaction valuation was determined by adding the sum of  (i) 50,013,595 outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Planet Payment, Inc. (“Planet Payment”), multiplied by the offer price of $4.50 per share, (ii) the net offer consideration for 5,619,789 Common Shares issuable pursuant to outstanding stock options with an exercise price less than the offer price of  $4.50 per share (which is calculated by multiplying the number of shares underlying the outstanding stock options by an amount equal to $4.50 minus the weighted average exercise price for such stock options of  $2.44 per share) and (iii) 4,688,237 Common Shares, which will be issued upon the conversion, immediately prior to the Purchaser’s acceptance of the tendered shares for payment, of 1,535,398 outstanding shares of Series A preferred stock, par value $0.01 per share (“Preferred Shares”), of Planet Payment, multiplied by the offer price of  $4.50. The calculation of the filing fee is based on information provided by Planet Payment as of November 3, 2017, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Fintrax US Acquisition Subsidiary, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Franklin UK Bidco Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), to purchase all outstanding shares of  (i) common stock, par value $0.01 per share (“Company Common Stock”), of Planet Payment, Inc., a Delaware corporation (the “Company”), at a price per share of  $4.50 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Common Stock Offer Price”), net to the seller in cash, without any interest, but subject to any required withholding of taxes, and (ii) Series A Preferred Stock, par value $0.01 per share (“Company Series A Preferred Stock” and together with the Company Common Stock, the “Shares”) of the Company, at a price per share of  $13.725, equal to the Common Stock Offer Price multiplied by the conversion ratio set forth in the Company’s Restated Certificate of Incorporation rounded to the nearest one-hundredth, which is 3.05 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Preferred Stock Offer Price”), net to the seller in cash, without any interest, but subject to any required withholding of taxes, in each case upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of October 26, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
ITEM 1.   SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION.
(a) The name of the subject company and the issuer of the securities subject to the Offer is Planet Payment, Inc., a Delaware corporation. Its principal executive office is located at 670 Long Beach Boulevard, Long Beach, New York 11561 and its telephone number is (516) 670-3200.
(b) This Schedule TO relates to the Shares of the Company. According to the Company, as of November 3, 2017, there were approximately 50,013,595 shares of Company Common Stock outstanding. According to the Company, as of November 3, 2017 there were approximately 1,535,398 shares of Company Series A Preferred Stock outstanding.
(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the shares of Company Common Stock in the principal market in which the shares of Company Common Stock are traded set forth in Section 6 (“Price Range of shares of Company Common Stock; Dividends”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
(a), (b), (c) The filing companies of this Schedule TO are Parent and Purchaser (the “Filing Persons”).
Each of Parent’s and Purchaser’s principal executive office is located at c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland, and the telephone number of each is +353 91 55 82 55.
The information regarding the Filing Persons set forth in Section 9 (“Certain Information Concerning the Filing Persons”) of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.
(a) The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 8 (“Certain Information Concerning the Company”), Section 9 (“Certain Information Concerning the Filing Persons”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.
(c)(2-3) Not applicable.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
(d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in Section 9 (“Certain Information Concerning the Filing Persons”), Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in Section 10 (“Background of the Offer; Contacts with the Company”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS.
Not applicable. In accordance with the instructions to Item 10 of this Schedule TO, the financial statements are not considered material because:
(a) the consideration offered consists solely of cash;
(b) the Offer is not subject to any financing condition; and
(c) the Offer is for all outstanding securities of the subject class.
ITEM 11.   ADDITIONAL INFORMATION.
(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 (“Background of the Offer; Contacts with the Company”) and Section 11 (“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.
(a)(3) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.
(a)(4) The information set forth in Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated by reference.
(a)(5) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 12.   EXHIBITS.
(a)(1)(A)	Offer to Purchase, dated November 13, 2017
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form
(a)(1)(G)	Summary Advertisement, published November 13, 2017 in The Wall Street Journal
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Joint Press Release of Parent and the Company, dated October 26, 2017 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 27, 2017)
(b)	Debt Commitment Letter, dated October 23, 2017, from BNP Paribas Fortis SA/NV, The Governor and Company of the Bank of Ireland, The Royal Bank of Scotland plc (trading as NatWest Markets) and Société Générale, London Branch
(d)(1)	Agreement and Plan of Merger, dated as of October 26, 2017, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 27, 2017)
(d)(2)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(3)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(4)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(5)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(6)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(7)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(8)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein

(d)(9)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(10)	Confidentiality Agreement, dated as of November 10, 2016, between the Company and Fintrax Group, as amended on September 14, 2017 (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on November 13, 2017)
(g)	Not applicable
(h)	Not applicable
ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2017
FRANKLIN UK BIDCO LIMITED
By:
/s/Patrick Waldron

Name: Patrick Waldron
Title: Chief Executive Officer
FINTRAX US ACQUISITION SUBSIDIARY, INC.
By:
/s/ Patrick Waldron

Name: Patrick Waldron
Title: President

EXHIBIT INDEX
(a)(1)(A)	Offer to Purchase, dated November 13, 2017
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form
(a)(1)(G)	Summary Advertisement, published November 13, 2017 in The Wall Street Journal
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Joint Press Release of Parent and the Company, dated October 26, 2017 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 27, 2017)
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated as of October 26, 2017, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 27, 2017)
(d)(2)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(3)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(4)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(5)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(6)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(7)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(8)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(9)	Support Agreement, dated as of October 26, 2017, among Parent, Purchaser and the stockholders of the Company named therein
(d)(10)	Confidentiality Agreement, dated as of November 10, 2016, between the Company and Fintrax Group, as amended on September 14, 2017 (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on November 13, 2017)
(g)	Not applicable
(h)	Not applicable